Exhibit 99.1

CORPORATE RELEASE	1 March 2022

Manchester United PLC Reports

Second Quarter Fiscal 2022 Results

Key Points

•	Richard Arnold appointed as new Chief Executive Officer effective 1 February, with a new Executive Leadership structure established

•	Men’s team finished top of its group in the UEFA Champions League advancing to the Round of 16

•	Women’s team has built strong momentum in the domestic league under head coach Marc Skinner

•	Appointed Ralf Rangnick as Interim Manager until the end of the season with a recruitment process underway for a new permanent manager

•	Old Trafford operated at full capacity for the entire quarter and will host the opening match for the UEFA Women’s Euro 2022 in July

•	Launch of Fans’ Advisory Board creates a new forum for strategic-level dialogue with fans

•	Announced new principal training kit partnership with Blockchain partner, Tezos

•	Signed a new global deal with Extreme Networks; renewed five agreements with Concho y Toro, ICICI, Marriott, Maui Jim and Remington

•	New Premier League rights cycle to commence in 2022/23 with international revenues expected to grow at 30% as total international rights are anticipated to surpass UK domestic rights for the first time

MANCHESTER, England – 1 March 2022 – Manchester United (NYSE: MANU; the “Company,” the “Group” and the “Club”) – one of the most popular and successful sports teams in the world – today announced financial results for the 2022 fiscal second quarter ended 31 December 2021.

Management Commentary

Richard Arnold, Chief Executive Officer, commented, “Everyone associated with Manchester United should have belief in the opportunities that lie ahead of us, both on the pitch and in the way we engage and serve our fans. We have a clear vision and we are implementing a strategy to win with an empowered leadership team to drive that forward. We will foster a culture of excellence through a world-class football environment, while strengthening the role of fans at the heart of the club and harnessing the power of Manchester United to make a positive impact on people, the environment and society. All of this will be supported by a sustainable operating model that ensures the club is strong for the present and secure for the future.”

Cliff Baty, Chief Financial Officer, added, “For the second fiscal quarter of 2022, we achieved robust revenue growth of 7.3% despite the postponement of two matches in the quarter due to COVID-19. Results reflect the continued strength of our Sponsorship revenues, supported by record-breaking digital fan engagement, in addition to the return of more normalized Matchday operations. We look forward with optimism to the remainder of the fiscal year.”

Key Financials (unaudited)

£ million (except	Three months ended 31 December			Six months ended 31 December
(loss)/earnings per share)	2021	2020	Change	2021	2020	Change
Commercial revenue	64.4	62.6	2.9%	128.8	122.3	5.3%
Broadcasting revenue	86.4	108.7	(20.5)%	129.7	156.3	(17.0)%
Matchday revenue	34.6	1.5	2,206.7%	53.4	3.2	1,568.8%
Total revenue	185.4	172.8	7.3%	311.9	281.8	10.7%
Adjusted EBITDA(1)	57.9	70.3	(17.6)%	69.1	91.1	(24.1)%
Operating profit/(loss)	5.4	48.5	(88.9)%	(4.8)	21.4	-

(Loss)/profit for the period (i.e. net (loss)/income)	(1.4)	63.9	-	(16.9)	33.6	-
Basic (loss)/earnings per share (pence)	(0.86)	39.17	-	(10.39)	20.60	-
Adjusted profit/(loss) for the period (i.e. adjusted net income/(loss))(1)	7.4	35.3	(79.0)%	(5.1)	10.7	-
Adjusted basic earnings/(loss) per share (pence)(1)	4.54	21.69	(79.1)%	(3.14)	6.57	-

Non-current and current borrowings(2)	582.2	536.1	8.6%	582.2	536.1	8.6%
Cash and cash equivalents(2)	87.4	80.6	8.4%	87.4	80.6	8.4%
Net debt(1)/(2)	494.8	455.5	8.6%	494.8	455.5	8.6%

(1) Adjusted EBITDA, adjusted profit/(loss) for the period, adjusted basic earnings/(loss) per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 7 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) The gross USD debt principal remains unchanged. Non-current and current borrowings and cash and cash equivalents as at 31 December 2021 reflect the impact a £40 million drawdown on our revolving credit facilities during the quarter.

COVID-19 Impact

Whilst the nature of the ongoing pandemic may result in UK government restrictions being re-imposed in the future, we continue to play matches at Old Trafford stadium in front of a full capacity crowd. December 2021 was impacted by the surge in the Omicron variant which resulted in widespread infections across the UK and ultimately the postponement of two of our Premier League matches, one home and one away match, in the month.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2021/22 season*	6	12	12	8	38
2020/21 season	2	13	14	9	38
2019/20 remaining season	6	-	-	-	6
Total FY 2021	8	13	14	9	44
2019/20 season	7	13	9	3	32

*Subject to changes in broadcasting scheduling

Revenue Analysis

Commercial

Commercial revenue for the quarter was £64.4 million, an increase of £1.8 million, or 2.9%, over the prior year quarter.

•	Sponsorship revenue was £35.2 million, a decrease of £2.6 million, or 6.9%, over the prior year quarter primarily due the expiry of the training kit deal at the end of May 2021 partially offset by global sponsorships.

•	Retail, Merchandising, Apparel & Product Licensing revenue was £29.2 million, an increase of £4.4 million, or 17.7%, over the prior year quarter primarily due to increased Megastore and e-commerce revenues. In contrast to the prior year quarter, the Megastore remained open to customers throughout the quarter and also benefitted from home games being played in front of full capacity crowds. E-commerce revenue growth was driven by increased website traffic, supported by the impact of new player signings.

Broadcasting

Broadcasting revenue for the quarter was £86.4 million, a decrease of £22.3 million, or 20.5%, over the prior year quarter, primarily due to playing four fewer home and away games across all competitions.

Matchday

Matchday revenue for the quarter was £34.6 million, an increase of £33.1 million, or 2,206.7%, over the prior year quarter, due to all eight home games being played in front of a full capacity crowd. All ten home games in the prior year quarter were played behind closed doors.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £179.7 million, an increase of £41.1 million, or 29.7%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £97.7 million, an increase of £16.0 million, or 19.6%, over the prior year quarter due to investment in the first team playing squad.

Other operating expenses

Other operating expenses for the quarter were £29.8 million, an increase of £9.0 million, or 43.3%, over the prior year quarter. This includes the impact of all home games being played in front of a full capacity crowd and costs related to the increased activity at the Old Trafford Megastore. In the prior year quarter all home games were played behind closed doors.

Depreciation and amortization

Depreciation for the quarter was £3.6 million, consistent with the prior year quarter. Amortization for the quarter was £38.6 million, an increase of £6.1 million, or 18.8%, over the prior year quarter. The unamortized balance of registrations at 31 December 2021 was £385.5 million.

Exceptional items

Exceptional items for the quarter were a cost of £10.0 million. This cost includes compensation to the former men’s first team manager and certain members of the coaching staff for loss of office plus additional contributions we expect to pay towards the Football League pension scheme deficit based upon the latest actuarial valuation. Exceptional items for the prior year quarter were £nil.

(Loss)/profit on disposal of intangible assets

Loss on disposal of intangible assets for the quarter was £0.3 million, compared to a profit of £14.3 million for the prior year quarter. This is due to the close of the summer transfer window during the prior year quarter.

Net finance (costs)/income

Net finance costs for the quarter were £7.5 million, compared to net finance income of £19.7 million in the prior year quarter, due to an unfavourable swing in unrealized foreign exchange movements in the current quarter compared to a favourable swing in the prior year quarter.

Income tax

The income tax credit for the quarter was £0.7 million, compared to an income tax expense of £4.3 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) decreased by £11.3 million in the quarter to 31 December 2021, compared to an increase of £21.7 million in the prior year quarter.

Net cash outflow from operating activities for the quarter was £31.5 million, compared to £1.0 million in the prior year quarter.

Net capital expenditure on property, plant and equipment for the quarter was £1.8 million, an increase of £0.4 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £16.8 million, a decrease of £18.2 million over the prior year quarter.

Net capital expenditure on derivative financial assets for the quarter was £nil, compared to £0.9 million in the prior year quarter.

Net cash inflow from financing activities for the quarter was £39.5 million, compared to £59.6 million in the prior year quarter. This is due to a £40.0 million drawdown on the revolving credit facilities in the current quarter compared to a £60.0 million drawdown on the revolving credit facilities in the prior year quarter.

Net debt

Net Debt as of 31 December 2021 was £494.8 million, compared to £455.5 million as of 31 December 2020. As of 31 December 2021, the Company had undrawn credit facilities of £100.0 million.

Conference Call Details

The Company’s conference call to review fiscal 2022 second quarter results will be broadcast live over the internet today, 1 March 2022 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 144-year football heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, loss/profit on disposal of intangible assets, exceptional items, net finance costs/income, and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily loss/profit on disposal of intangible assets and exceptional items), capital structure (primarily finance costs/income), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of loss for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted profit/(loss) for the period (i.e. adjusted net profit/(loss))

Adjusted profit/(loss) for the period is calculated, where appropriate, by adjusting for foreign exchange losses/gains on unhedged US dollar denominated borrowings (including foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives, subtracting/adding the actual tax credit/expense for the period, and adding/subtracting the adjusted tax credit/expense for the period (based on an normalized tax rate of 21%; 2020: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2020: 21%) applicable during the financial year. A reconciliation of profit/(loss) for the period to adjusted profit/(loss) for the period is presented in supplemental note 3.

3.	Adjusted basic and diluted earnings/(loss) per share

Adjusted basic and diluted earnings/(loss) per share are calculated by dividing the adjusted profit/(loss) for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted loss per share are presented in supplemental note 3.

4.	Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Three months ended		Six months ended
	31 December		31 December
	2021	2020	2021	2020
Revenue
Commercial % of total revenue	34.7%	36.2%	41.3%	43.4%
Broadcasting % of total revenue	46.6%	62.9%	41.6%	55.5%
Matchday % of total revenue	18.7%	0.9%	17.1%	1.1%

	2021/22 Season	2020/21 Season	2021/22 Season	2020/21 Season	Carryover 2019/20 Season
Home Matches Played
PL	6	7	9	8	3
UEFA competitions	2	3	3	3	1
Domestic Cups	-	-	1	-	-
Away Matches Played
PL	6	6	9	7	3
UEFA competitions	2	3	3	3	2
Domestic Cups	-	1	-	3	1

Other
Employees at period end	1,184	991	1,184	991
Employee benefit expenses % of revenue	52.7%	47.3%	59.7%	54.5%

Contacts

Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Andrew Ward Director of Media Relations & Public Affairs +44 161 676 7770 andrew.ward@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 December		Six months ended 31 December
	2021	2020	2021	2020
Revenue from contracts with customers	185,440	172,850	311,901	281,822
Operating expenses	(179,717)	(138,659)	(333,820)	(262,132)
(Loss)/profit on disposal of intangible assets	(318)	14,278	17,158	1,683
Operating profit/(loss)	5,405	48,469	(4,761)	21,373
Finance costs	(7,473)	(5,722)	(22,591)	(25,296)
Finance income	1	25,424	5,465	45,019
Net finance (costs)/income	(7,472)	19,702	(17,126)	19,723
(Loss)/profit before income tax	(2,067)	68,171	(21,887)	41,096
Income tax credit/(expense)	665	(4,343)	4,946	(7,538)
(Loss)/profit for the period	(1,402)	63,828	(16,941)	33,558

Basic (loss)/earnings per share:
Basic (loss)/earnings per share (pence)	(0.86)	39.17	(10.39)	20.60
Weighted average number of ordinary shares used as the denominator in calculating basic (loss)/earnings per share (thousands)	163,003	162,939	162,999	162,939
Diluted (loss)/earnings per share:
Diluted (loss)/earnings per share (pence) (1)	(0.86)	39.07	(10.39)	20.54
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted (loss)/earnings per share (thousands) (1)	163,003	163,385	162,999	163,385

(1) For the three and six months ended 31 December 2021, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	31 December 2021	30 June 2021	31 December 2020
ASSETS
Non-current assets
Property, plant and equipment	245,845	247,059	251,183
Right-of-use assets	3,747	4,383	3,930
Investment properties	20,413	20,553	20,692
Intangible assets	812,252	754,467	777,473
Deferred tax asset	-	-	61,786
Trade receivables	41,024	20,404	34,333
Derivative financial instruments	4,434	499	536
	1,127,715	1,047,365	1,149,933
Current assets
Inventories	2,876	2,080	2,792
Prepayments	20,852	7,407	16,183
Contract assets – accrued revenue	69,828	40,544	65,795
Trade receivables	54,063	50,370	62,907
Other receivables	1,110	460	371
Income tax receivable	834	1,108	1,223
Derivative financial instruments	1,146	318	1,776
Cash and cash equivalents	87,434	110,658	80,620
	238,143	212,945	231,667
Total assets	1,365,858	1,260,310	1,381,600

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CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	31 December 2021	30 June 2021	31 December 2020
EQUITY AND LIABILITIES
Equity
Share capital	53	53	53
Share premium	68,822	68,822	68,822
Treasury shares	(21,305)	(21,305)	(21,305)
Merger reserve	249,030	249,030	249,030
Hedging reserve	(9,561)	(10,436)	(13,529)
Retained (deficit)/earnings	(40,294)	(13,652)	122,508
	246,745	272,512	405,579
Non-current liabilities
Deferred tax liabilities	30,422	35,546	30,851
Contract liabilities - deferred revenue	24,610	22,942	13,772
Trade and other payables	102,553	67,517	60,809
Borrowings	477,052	465,049	471,026
Lease liabilities	2,994	3,083	3,255
Derivative financial instruments	3,908	5,472	7,390
Provisions	4,589	4,157	-
	646,128	603,766	587,103
Current liabilities
Contract liabilities - deferred revenue	155,931	117,984	137,447
Trade and other payables	207,346	192,661	173,008
Income tax liabilities	2,131	6,036	12,607
Borrowings	105,185	65,187	65,114
Lease liabilities	763	1,257	568
Derivative financial instruments	859	262	174
Provisions	770	645	-
	472,985	384,032	388,918
Total equity and liabilities	1,365,858	1,260,310	1,381,600

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CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 December		Six months ended 31 December
	2021	2020	2021	2020
Cash flows from operating activities
Cash (used in)/generated from operations (see supplemental note 4)	(25,567)	2,100	46,120	74,510
Interest paid	(2,161)	(2,498)	(9,953)	(10,184)
Interest received	1	-	3	1
Tax paid	(3,766)	(641)	(4,101)	(3,056)
Net cash (outflow)/inflow from operating activities	(31,493)	(1,039)	32,069	61,271
Cash flows from investing activities
Payments for property, plant and equipment	(1,874)	(1,339)	(5,502)	(3,158)
Payments for intangible assets	(18,715)	(37,968)	(90,915)	(108,775)
Proceeds from sale of intangible assets	1,932	2,991	13,015	22,182
Payments for derivative financial assets	-	(939)	-	(939)
Net cash outflow from investing activities	(18,657)	(37,255)	(83,402)	(90,690)
Cash flows from financing activities
Proceeds from borrowings	40,000	60,000	40,000	60,000
Principal elements of lease payments	(432)	(412)	(848)	(820)
Dividends paid	-	-	(10,669)	-
Net cash inflow from financing activities	39,568	59,588	28,483	59,180
Net (decrease)/increase in cash and cash equivalents	(10,582)	21,294	(22,850)	29,761
Cash and cash equivalents at beginning of period	98,666	58,940	110,658	51,539
Effects of exchange rate changes on cash and cash equivalents	(650)	386	(374)	(680)
Cash and cash equivalents at end of period	87,434	80,620	87,434	80,620

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SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of (loss)/profit for the period to adjusted EBITDA

	Three months ended 31 December		Six months ended 31 December
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
(Loss)/profit for the period	(1,402)	63,828	(16,941)	33,558
Adjustments:
Income tax (credit)/expense	(665)	4,343	(4,946)	7,538
Net finance costs/(income)	7,472	(19,702)	17,126	(19,723)
Loss/(profit) on disposal of intangible assets	318	(14,278)	(17,158)	(1,683)
Exceptional items	9,992	-	9,992	-
Amortization	38,653	32,459	73,787	64,002
Depreciation	3,579	3,663	7,270	7,449
Adjusted EBITDA	57,947	70,313	69,130	91,141

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3	Reconciliation of (loss)/profit for the period to adjusted profit/(loss) for the period and adjusted basic and diluted earnings/(loss) per share

	Three months ended 31 December		Six months ended 31 December
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
(Loss)/profit for the period	(1,402)	63,828	(16,941)	33,558
Exceptional items	9,992	-	9,992	-
Foreign exchange losses/(gains) on unhedged US dollar denominated borrowings	591	(23,752)	10,560	(42,835)
Foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues	-	-	-	14,837
Fair value movement on embedded foreign exchange derivatives/foreign currency options	846	316	(5,136)	446

Income tax (credit)/expense	(665)	4,343	(4,946)	7,538

Adjusted (loss)/profit before income tax	9,362	44,735	(6,471)	13,544

Adjusted income tax credit/(expense) (using a normalized tax rate of 21% (2020: 21%))	(1,966)	(9,394)	1,359	(2,844)
Adjusted profit/(loss) for the period (i.e. adjusted net income/(loss))	7,396	35,341	(5,112)	10,700

Adjusted basic earnings/(loss) per share:
Adjusted basic earnings/(loss) per share (pence)	4.54	21.69	(3.14)	6.57
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic earnings/(loss) per share (thousands)	163,003	162,939	162,999	162,939
Adjusted diluted earnings/(loss) per share:
Adjusted diluted earnings/(loss) per share (pence)(1)	4.52	21.63	(3.14)	6.55
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating adjusted diluted earnings/(loss) per share (thousands) (1)	163,504	163,385	162,999	163,385

(1) For the six months ended 31 December 2021 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

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4	Cash (used in)/generated from operations

	Three months ended 31 December		Six months ended 31 December
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
(Loss)/profit for the period	(1,402)	63,828	(16,941)	33,558
Income tax (credit)/expense	(665)	4,343	(4,946)	7,538
(Loss)/profit before income tax	(2,067)	68,171	(21,887)	41,096
Adjustments for:
Depreciation	3,579	3,663	7,270	7,449
Amortization	38,653	32,459	73,787	64,002
Loss/(profit) on disposal of intangible assets	318	(14,278)	(17,158)	(1,683)
Net finance costs/(income)	7,472	(19,702)	17,126	(19,723)
Non-cash employee benefit expense – equity-settled share-based payments	433	488	968	1,753
Foreign exchange (gains)/(losses) on operating activities	(398)	50	(302)	1,174
Reclassified from hedging reserve	90	114	30	(412)
Changes in working capital:
Inventories	(105)	750	(796)	(606)
Prepayments	4,776	3,519	(13,751)	(9,908)
Contract assets – accrued revenue	(34,471)	(38,920)	(29,284)	(19,829)
Trade receivables	(5,832)	9,950	(5,541)	63,256
Other receivables	151	67	(650)	(132)
Contract liabilities – deferred revenue	(25,963)	(41,234)	39,615	(39,114)
Trade and other payables	(12,532)	(2,997)	(3,864)	(12,813)
Provisions	329	-	557	-
Cash (used in)/generated from operations	(25,567)	2,100	46,120	74,510

15